

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 27, 2012

Via E-mail
Mr. Robert G. O'Brien
Executive Vice President and Chief Financial Officer
Forest City Enterprises, Inc.
50 Public Square
Suite 1100
Cleveland, OH 44113

> **Re:** **Forest City Enterprises, Inc.**
> **Form 10-K for fiscal year ended January 31, 2011**
> **Filed March 30, 2011**
> **File No. 1-4372**

Dear Mr. O'Brien:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for fiscal year ended January 31, 2011

Item 1. Business, page 2

1.   In future Exchange Act periodic reports, please include graphic disclosure, such as a pie chart, that highlights the percentage of revenues or net operating income derived from each of your product types.

Item 2. Properties, page 19

2.   In future Exchange Act periodic reports, please consider expanding footnote 2 on page 39 to include an example of the difference between legal ownership and pro rata ownership. Please also explain how this impacts the number of leasable units.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 39

3.   As comparable property NOI appears to be a key performance indicator, in future Exchange Act periodic reports, please include disclosure of comparable property NOI for each of your office, retail and residential portfolios. Please supplement this disclosure with disclosure on the relative impact of the key drivers of comparable property NOI changes, including occupancy and average effective rent changes.

4.   We note that you have had significant dispositions and acquisitions over the past year. In future Exchange Act periodic reports, please include a qualitative discussion of the state of the market and its impact on your acquisition/disposition strategy.

Critical Accounting Policies, page 41

Allowance for Projects Under Development, page 43

5.   Please tell us how you determined it was appropriate to record an allowance for projects under development. Within your response, please clarify the difference between the nature of charges to the allowance and the nature of specific project write-offs. Please reference the accounting literature relied upon.

Acquisition of Rental Properties, page 43

6.   We note that you amortize below-market lease values and in-place lease values over the remaining non-cancellable lease terms, including any fixed-rate renewal periods. We further note that you amortize tenant relationship intangibles over the remaining initial lease term and expected renewals. Please tell us how you determine the likelihood that a lessee will execute a lease renewal, and how you consider the likelihood, if at all, in determining the amortization period.

Results of Operations, page 45

Commercial Group, page 49

7.   We note your discussion on page 51 regarding the base rent on expiring leases and your expectations for rents on new leases in the coming year. In future Exchange Act periodic reports, please provide disclosure regarding your office and retail leasing spreads for the reporting period.

8.   We note your use of the metric "comparable net rental income" on page 54. In future Exchange Act periodic reports, please provide additional disclosure on how "gross potential rent" is determined. For example, please explain how you determine the rental rate for these purposes.

Financial Condition and Liquidity, page 68

9. For each fiscal year presented, please tell us and provide in future periodic reports the total amount of capitalized internal costs during each fiscal year related to your development projects, redevelopment projects, and leasing of real estate. Further, please specifically quantify the amount of salaries capitalized in each category.

10. We note your disclosure in this section, as well as in your risk factor disclosure on page 14, related to the financial covenants in your debt agreements. In future Exchange Act periodic reports, for any financial covenant that you believe may materially impact your operations or financing, please disclose the required ratio and your actual ratio as of the end of the reporting period.

Cash Flows, page 76

Investing Activities, page 77

11. We note your quantitatively detailed disclosures for certain investing activities; it does not appear that you have provided this level of detail for capital expenditures. Please expand your disclosure in future filing to disclose separately your significant capital expenditures related to each development project and each existing properties. Additionally, your revised disclosure should separately detail expenditures for tenant improvements by project or property. Please provide an example of your proposed disclosure.

Consolidated Financial Statements, page 91

Notes to Consolidated Financial Statements, page 101

K. Net Gain (Loss) on Disposition of Partial Interests in Rental Properties and Other Investment, page 130

University Park Joint Venture, page 130

12. In light of your $140 million in net proceeds consisting of $135 million in the form of a loan, please tell us how you determined it was appropriate to record a gain on the sale of the joint venture. Within your response, please reference the authoritative accounting literature management relied upon.

L. Income Taxes, page 132

13. Please tell us how you determined it was unnecessary to record a net deferred tax asset of approximately $17 million related to excess stock-based compensation deductions. Within your response, please reference the authoritative accounting literature management relied upon.

U. Capital Stock, page 153

14.   Please tell us how you determined it was appropriate to account for the equity call hedge transaction as a reduction in APIC. Within your response, please reference the authoritative accounting literature management relied upon.

Schedule III – Real Estate and Accumulated Depreciation , page 166

15.   Please tell us how you complied with Rule 12-28 of Regulation S-X, or tell us how you determined it was appropriate to aggregate your investments into one line item titled 'miscellaneous investments.'

Form 10-Q as of and for the period ended October 31, 2011

Item 1. Financial Statements, page 2

Notes to Consolidated Financial Statements, page 8

K. Net Gain on Disposition of Partial Interests in Rental Properties and Other Investment, page 23

16.   We note your discussion regarding the entry into joint venture agreements with outside partners related to Stonecrest Mall and New York retail properties and deconsolidation of such properties. For each transaction, please separately address which entity has the power, through voting or similar rights, to direct the activities of each entity that most significantly impact the entity's economic performance. In addition, please clarify what happens in situations where the parties do not agree and whether contractually one of the parties has the ability to break any deadlock. Please provide a similar analysis for the recapitalization transaction of DKLB BKLN that resulted in its deconsolidation due to joint control.

     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

     In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Rakip, Staff Accountant at 202.551.3573 or the undersigned at 202.551.3295 if you have questions regarding comments on the financial statements and related matters. Please contact Angela McHale, Attorney-Adviser at 202.551.3402 or Michael McTiernan, Assistant Director at 202.551.3852 with any other questions.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Senior Staff Accountant